Exhibit 99

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)
Prepared in accordance with U.S. GAAP

		2017					2018					2019
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North American vehicle volumes (including Mexico)		4.534	4.456	3.979	4.146	17.115	4.414	4.368	4.048	4.211	17.041	4.250	4.269	3.925	3.909	16.353

European vehicle volumes:
Western Europe		4.012	3.830	3.337	3.762	14.941	3.939	4.005	2.998	3.393	14.335	3.725	3.622	3.007	3.287	13.641
Eastern Europe		1.880	1.962	1.634	1.956	7.432	1.974	2.071	1.696	2.065	7.806	2.015	2.066	1.676	2.013	7.770
Total Europe		5.892	5.792	4.971	5.718	22.373	5.913	6.076	4.694	5.458	22.141	5.740	5.688	4.683	5.300	21.411

Asia volumes		12.660	11.531	12.144	14.048	50.383	12.559	12.304	11.693	12.872	49.428	11.955	11.290	11.132	13.378	47.755

China volumes		6.794	6.029	6.512	8.420	27.755	6.663	6.591	6.102	6.977	26.333	6.031	5.504	5.674	7.549	24.758

Magna Steyr vehicle assembly volumes		0.008	0.021	0.022	0.027	0.078	0.041	0.033	0.034	0.037	0.145	0.046	0.043	0.035	0.034	0.158

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.756	0.744	0.798	0.787	0.771	0.790	0.775	0.765	0.756	0.771	0.752	0.748	0.757	0.758	0.754
1 Euro equals U.S. dollars		1.066	1.101	1.175	1.178	1.130	1.229	1.193	1.163	1.141	1.181	1.135	1.124	1.112	1.107	1.119
1 Chinese renminbi equals U.S. dollars		0.145	0.146	0.150	0.151	0.148	0.157	0.157	0.147	0.145	0.151	0.148	0.147	0.142	0.142	0.145

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales		8,900	9,140	8,864	9,684	36,588	10,792	10,280	9,618	10,137	40,827	10,591	10,126	9,319	9,395	39,431

Costs and expenses:
Cost of goods sold		7,457	7,745	7,488	8,205	30,895	9,293	8,795	8,253	8,714	35,055	9,164	8,710	8,063	8,085	34,022
Selling, general and administrative		416	409	406	437	1,668	396	434	403	431	1,664	421	453	400	423	1,697
Equity income		(67)	(54)	(45)	(87)	(253)	(87)	(72)	(62)	(56)	(277)	(35)	(48)	(37)	(58)	(178)

EBITDA	2	1,094	1,040	1,015	1,129	4,278	1,190	1,123	1,024	1,048	4,385	1,041	1,011	893	945	3,890
Depreciation and amortization		276	282	310	316	1,184	315	320	325	318	1,278	321	334	335	355	1,345
EBIT	3	818	758	705	813	3,094	875	803	699	730	3,107	720	677	558	590	2,545
Interest expense, net		19	11	20	20	70	21	23	23	26	93	31	14	18	19	82

Operating income	2	799	747	685	793	3,024	854	780	676	704	3,014	689	663	540	571	2,463
Other expense (income), net	2	6	3	2	28	39	3	(39)	2	97	63	(679)	68	859	(8)	240
Income (loss) from operations before income taxes		793	744	683	765	2,985	851	819	674	607	2,951	1,368	595	(319)	579	2,223
Income taxes		206	183	162	190	741	182	183	114	140	619	267	145	45	134	591

Net income (loss)		587	561	521	575	2,244	669	636	560	467	2,332	1,101	450	(364)	445	1,632
(Income) loss attributable to non-controlling interests	2	(10)	(13)	(9)	(16)	(48)	(9)	(10)	(6)	(11)	(36)	5	2	131	(5)	133
Net income (loss) attributable to Magna International Inc.		577	548	512	559	2,196	660	626	554	456	2,296	1,106	452	(233)	440	1,765

Adjusted net income attributable to Magna International Inc.	2	583	551	514	571	2,219	663	590	535	542	2,330	531	509	438	433	1,911

Diluted earnings (loss) per share:
Diluted		$ 1.51	$ 1.44	$ 1.38	$ 1.54	$ 5.87	$ 1.83	$ 1.77	$ 1.62	$ 1.37	$ 6.61	$ 3.39	$ 1.42	$ (0.75)	$ 1.43	$ 5.59
Adjusted Diluted		$ 1.53	$ 1.45	$ 1.39	$ 1.58	$ 5.93	$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.71	$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05

Weighted average number of Common Shares outstanding
during the year (in millions):		383.4	379.5	370.4	362.3	373.9	359.9	354.1	343.0	333.2	347.5	326.3	319.5	310.7	306.3	315.8

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.7%	4.5%	4.6%	4.5%	4.6%	3.7%	4.2%	4.2%	4.3%	4.1%	4.0%	4.5%	4.3%	4.5%	4.3%
EBITDA /Sales		12.3%	11.4%	11.5%	11.7%	11.7%	11.0%	10.9%	10.6%	10.3%	10.7%	9.8%	10.0%	9.6%	10.1%	9.9%
EBIT /Sales		9.2%	8.3%	8.0%	8.4%	8.5%	8.1%	7.8%	7.3%	7.2%	7.6%	6.8%	6.7%	6.0%	6.3%	6.5%
Operating income /Sales		9.0%	8.2%	7.7%	8.2%	8.3%	7.9%	7.6%	7.0%	6.9%	7.4%	6.5%	6.5%	5.8%	6.1%	6.2%
Effective tax rate
Reported		26.0%	24.6%	23.7%	24.8%	24.8%	21.4%	22.3%	16.9%	23.1%	21.0%	19.5%	24.4%	-14.1%	23.1%	26.6%
Excluding Other expense (income), net of taxes		25.8%	24.5%	23.6%	26.0%	25.0%	21.3%	23.1%	20.0%	21.4%	21.5%	23.7%	23.5%	19.6%	23.3%	22.7%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(United States dollars in millions) (Unaudited)

		2017				2018				2019
		1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
ASSETS										[Note 1]
Current assets:
Accounts receivable		6,776	6,852	6,940	6,695	8,073	7,656	7,160	6,548	7,446	7,204	7,068	5,927
Inventories		3,242	3,472	3,609	3,542	3,564	3,600	3,580	3,403	3,501	3,521	3,457	3,304
Prepaid expenses and other		205	230	225	237	250	201	237	250	275	278	211	238
		10,223	10,554	10,774	10,474	11,887	11,457	10,977	10,201	11,222	11,003	10,736	9,469
Current liabilities:
Accounts payable and other accruals		8,603	8,440	8,698	8,876	9,855	9,048	8,847	8,597	9,347	9,048	8,757	8,198

Working capital		1,620	2,114	2,076	1,598	2,032	2,409	2,130	1,604	1,875	1,955	1,979	1,271
Investments		1,844	1,828	1,934	2,079	2,132	2,320	2,337	2,189	2,408	2,334	1,430	1,210
Fixed assets, net		7,130	7,462	7,741	8,176	8,204	8,026	7,743	8,095	7,958	8,109	7,943	8,260
Goodwill, other assets and intangible assets		3,390	3,589	3,693	3,775	3,837	3,684	3,467	3,527	3,487	3,593	3,461	3,456
Operating lease right-of-use assets		-	-	-	-	-	-	-	-	1,716	1,744	1,702	1,811
		13,984	14,993	15,444	15,628	16,205	16,439	15,677	15,415	17,444	17,735	16,515	16,008
Net assets held for sale		-	-	-	-	-	-	568	541	-	-	-	-
Funds employed		13,984	14,993	15,444	15,628	16,205	16,439	16,245	15,956	17,444	17,735	16,515	16,008
FINANCING
Straight debt:
Short-term borrowings		488	868	457	259	262	1,123	1,291	1,098	335	199	436	-
Cash and cash equivalents		(831)	(666)	(783)	(726)	(769)	(626)	(884)	(684)	(925)	(563)	(769)	(1,276)
Long-term debt due within one year		152	138	102	108	114	120	231	201	122	112	104	106
Current portion of operating lease liabilities		-	-	-	-	-	-	-	-	176	214	218	225
Long-term debt		2,394	2,427	3,175	3,195	3,220	3,115	3,112	3,084	3,062	3,071	3,021	3,062
Operating lease liabilities		-	-	-	-	-	-	-	-	1,566	1,544	1,527	1,601
		2,203	2,767	2,951	2,836	2,827	3,732	3,750	3,699	4,336	4,577	4,537	3,718
Long-term employee benefit liabilities		679	719	739	670	691	659	592	597	598	606	584	677
Other long-term liabilities		291	290	248	326	340	314	291	400	396	404	388	371
Deferred tax liabilities, net		16	16	46	84	54	86	107	101	167	196	133	111
		986	1,025	1,033	1,080	1,085	1,059	990	1,098	1,161	1,206	1,105	1,159
Shareholders' equity		10,795	11,201	11,460	11,712	12,293	11,648	11,505	11,159	11,947	11,952	10,873	11,131
		13,984	14,993	15,444	15,628	16,205	16,439	16,245	15,956	17,444	17,735	16,515	16,008

ASSET UTILIZATION RATIOS
Days in accounts receivable		68.5	67.5	70.5	62.2	67.3	67.0	67.0	58.1	63.3	64.0	68.3	56.8
Days in accounts payable		103.8	98.1	104.5	97.4	95.4	92.6	96.5	88.8	91.8	93.5	97.7	91.3
Inventory turnover - cost of sales		9.2	8.9	8.3	9.3	10.4	9.8	9.2	10.2	10.5	9.9	9.3	9.8
Working capital turnover		22.0	17.3	17.1	24.2	21.2	17.1	18.1	25.3	22.6	20.7	18.8	29.6
Total asset turnover		2.5	2.4	2.3	2.5	2.7	2.5	2.5	2.6	2.4	2.3	2.3	2.3

CAPITAL STRUCTURE
Straight debt		15.8%	18.5%	19.1%	18.1%	17.4%	22.7%	23.1%	23.2%	24.9%	25.8%	27.5%	23.2%
Long-term employee benefit liabilities, other long-term
liabilities & deferred tax liabilities, net		7.0%	6.8%	6.7%	6.9%	6.6%	6.4%	6.1%	6.9%	6.7%	6.8%	6.7%	7.2%
Shareholders' equity		77.2%	74.7%	74.2%	74.9%	75.9%	70.9%	70.8%	69.9%	68.5%	67.4%	65.8%	69.5%
		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization		21.9%	23.5%	24.6%	23.3%	22.6%	27.2%	28.7%	28.2%	30.6%	30.1%	32.8%	31.0%

Adjusted Debt to Adjusted EBITDA	2	1.07x	1.17x	1.23x	1.20x	1.18x	1.32x	1.37x	1.32x	1.18x	1.18x	1.26x	1.21x
ANNUALIZED RETURNS
Return on assets (EBIT/assets employed)		23.4%	20.2%	18.3%	20.8%	21.6%	19.5%	17.8%	18.9%	16.5%	15.3%	13.5%	14.7%
Return on equity (Net income attributable to Magna
International Inc. / Average shareholders' equity)		22.0%	19.9%	18.1%	19.3%	22.0%	20.9%	19.1%	16.1%	38.3%	15.1%	-8.2%	16.0%
Adjusted Return on equity (Adjusted Net income attributable
to Magna International Inc. / Average shareholders' equity)		22.2%	20.0%	18.2%	19.7%	22.1%	19.7%	18.5%	19.1%	18.4%	17.0%	15.4%	15.7%

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States dollars in millions) (Unaudited)

		2017					2018					2019
Cash provided from (used for):	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

Operating activities
Net income (loss)		587	561	521	575	2,244	669	636	560	467	2,332	1,101	450	(364)	445	1,632
Items not involving current cash flows		274	373	352	316	1,315	363	303	339	534	1,539	(213)	470	1,210	509	1,976
		861	934	873	891	3,559	1,032	939	899	1,001	3,871	888	920	846	954	3,608
Changes in operating assets and liabilities		(404)	(376)	9	558	(213)	(455)	(472)	177	597	(153)	(294)	-	(96)	742	352

Cash provided from operating activities		457	558	882	1,449	3,346	577	467	1,076	1,598	3,718	594	920	750	1,696	3,960

Investment activities
Fixed asset additions		(323)	(421)	(380)	(751)	(1,875)	(243)	(379)	(381)	(647)	(1,650)	(251)	(328)	(349)	(513)	(1,441)
Proceeds from sale of (Investment in) Lyft, Inc.		-	-	-	-	-	-	(200)	(20)	-	(220)	-	-	10	221	231
Increase in investments, other assets and intangible assets		(83)	(143)	(158)	(267)	(651)	(114)	(103)	(114)	(150)	(481)	(82)	(107)	(83)	(122)	(394)
Proceeds from disposition		142	14	71	105	332	29	48	76	70	223	86	26	57	16	185
Acquisitions		-	-	-	-	-	-	4	-	(152)	(148)	-	(152)	-	5	(147)
Proceeds on disposal of facilities		-	-	-	49	49	-	-	-	-	-	-	-	-	-	-
Sale of Fluid Pressure & Controls Business ["FP&C"]		-	-	-	-	-	-	-	-	-	-	1,129	-	3	-	1,132

Cash provided from (used for) investment activities		(264)	(550)	(467)	(864)	(2,145)	(328)	(630)	(439)	(879)	(2,276)	882	(561)	(362)	(393)	(434)

Financing activities
Net issues (repayments) of debt		(145)	313	141	(197)	112	3	886	262	(284)	867	(855)	(187)	251	(435)	(1,226)
Common Shares issued on exercise of stock options		6	5	9	24	44	5	41	1	3	50	8	6	19	11	44
Repurchase of Common Shares		(100)	(383)	(422)	(366)	(1,271)	(103)	(729)	(520)	(479)	(1,831)	(284)	(409)	(342)	(254)	(1,289)
Shares repurchased for tax withholdings on vesting of equity awards		-	-	-	(11)	(11)	-	(2)	(4)	(10)	(16)	(3)	(2)	-	(4)	(9)
Contributions to subsidiaries by non-controlling interests		-	10	-	-	10	-	4	-	-	4	2	-	2	-	4
Dividends paid to non-controlling interests		-	(7)	(26)	(5)	(38)	-	(30)	-	(39)	(69)	-	(13)	-	(9)	(22)
Dividends paid		(105)	(101)	(99)	(95)	(400)	(118)	(115)	(109)	(106)	(448)	(119)	(110)	(109)	(111)	(449)

Cash (used for) provided from financing activities		(344)	(163)	(397)	(650)	(1,554)	(213)	55	(370)	(915)	(1,443)	(1,251)	(715)	(179)	(802)	(2,947)
Effect of exchange rate changes on cash, cash equivalents
and restricted cash equivalents		11	3	1	9	24	10	(31)	(10)	(5)	(36)	14	(4)	(9)	10	11
Net increase (decrease) in cash, cash equivalents
and restricted cash equivalents during the period		(140)	(152)	19	(56)	(329)	46	(139)	257	(201)	(37)	239	(360)	200	511	590
Cash, cash equivalents and restricted cash equivalents,
beginning of period	4	1,168	1,028	876	895	1,168	839	885	746	1,003	839	802	1,041	681	881	802
Cash, cash equivalents and restricted cash equivalents,
end of period		1,028	876	895	839	839	885	746	1,003	802	802	1,041	681	881	1,392	1,392

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.
(United States dollars in millions, except per share figures) (Unaudited)

	This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

Note 1:	LEASES ADOPTION
	On January 1, 2019, the Company adopted ASC 842, Leases using the modified retrospective transition approach, without restatement of comparative periods' financial information. The adoption requires the Company to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.

Note 2:	NON-GAAP MEASURES
The Company presents Operating income, EBIT (Earnings before interest and taxes) and EBITDA (Earnings before interest, taxes and depreciation and amortization) before Other expense (income),net. The Company also presents Adjusted Net Income (Net Income before Other expense (income),net , net of tax and excluding significant income tax valuation allowance adjustments), Adjusted Diluted Earnings per Share, Gross margin as a percentage of sales, Adjusted EBIT and Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity. The Company calculates Adjusted Debt as total debt adjusted to include pension and lease liabilities and Adjusted EBITDA as earnings before, interest, net, taxes, depreciation and amortization adjusted to add back interest income, certain pension costs and operating lease expense. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company. However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

	Other expense (income), net consists of:

			2017					2018					2019
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Impairment charges	[a]	-	-	-	81	81	-	-	-	74	74	-	-	727	-	727
	Restructuring charges	[b]	6	3	2	18	29	3	17	2	23	45	14	7	7	3	31
	Net (gains) losses on investments	[c]	-	-	-	(26)	(26)	-	(56)	-	-	(56)	(177)	67	127	(11)	6
	Gain on the sale of business	[d]	-	-	-	-	-	-	-	-	-	-	(516)	(6)	(2)	-	(524)
	Gain on formation of a new venture	[e]	-	-	-	(45)	(45)	-	-	-	-	-	-	-	-	-	-

			6	3	2	28	39	3	(39)	2	97	63	(679)	68	859	(8)	240

[a]	Impairment charges
In Power & Vision, during the third quarter of 2019, the Company concluded that indicators of potential impairment were present and recorded $700 million impairment on its investment in Getrag (Jiangxi) Transmission Co., Ltd., Getrag Ford Transmission GmbH, and Dongfeng Getrag Transmission Co. Ltd. Additionally, the Company recorded asset impairment charges of $27 million in the Company's Power & Vision segment.

In Body Exteriors & Structures, during the fourth quarter of 2018, the Company recorded $14 million of impairment charges for fixed assets. In Power & Vision, during the fourth quarter of 2018, the Company recorded a $60 million impairment charge on investment.

	In Body Exteriors & Structures, during the fourth quarter of 2017, the Company recorded $64 million of impairment charges for fixed assets. In Power & Vision, during the fourth quarter of 2017, the Company recorded a $17 million impairment charge on investment.

[b]	Restructuring charges
			2017					2018					2019
			1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Power & Vision		6	3	2	3	14	3	12	2	3	20	-	-	-	-	-
	Body Exteriors & Structures		-	-	-	15	15	-	5	-	20	25	14	7	7	3	31
			6	3	2	18	29	3	17	2	23	45	14	7	7	3	31

[c]	Net (gains) losses on investments
In Corporate, during the first, second, third and fourth quarters of 2019, the Company recorded gains of $177 million, net losses of $67 million, net losses of $127 million, and net gains of $11 million respectively, substantially related to the revaluation of its investment in Lyft, Inc.

In Corporate, during the second quarter of 2018, the Company remeasured its private equity investments at fair value resulting in a $56 million gain, of which $46 million related to its investment in Lyft, Inc.

	In Corporate, during the fourth quarter of 2017, the Company recorded a gain of $26 million on the sale of a cost-based investment.

[d]	Gain on the sale of business
	In Power & Vision, during the first quarter of 2019, the Company recorded a gain on the sale of the FP&C business of $516 million. In the second and third quarter of 2019, the Company recorded an increase in the gain on sale of $6 million and $2 million, respectively, as a result of finalizing the proceeds relating to working capital.

[e]	Gain on formation of a new venture
	In Seating Systems, the Company recorded a gain of $45 million related to the formation of a new venture.

	The following table reconciles Net (loss) income attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:

		2017					2018					2019
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL

	Net income (loss) attributable to Magna International Inc.	577	548	512	559	2,196	660	626	554	456	2,296	1,106	452	(233)	440	1,765
	Exclude:
	Impairment charges [f]	-	-	-	81	81	-	-	-	71	71	-	-	557	-	557
	Restructuring charges	6	3	2	14	25	3	17	2	21	43	14	7	7	3	31
	Net (gains) losses on investments	-	-	-	(26)	(26)	-	(53)	-	-	(53)	(151)	57	109	(10)	5
	Gain on the sale of business	-	-	-	-	-	-	-	-	-	-	(438)	(7)	(2)	-	(447)
	Gain on formation of a new venture	-	-	-	(34)	(34)	-	-	-	-	-	-	-	-	-	-
	US tax reform	-	-	-	(23)	(23)	-	-	-	11	11	-	-	-	-	-
	Reassessment of deferred tax balances - FP&C [g]	-	-	-	-	-	-	-	(21)	-	(21)	-	-	-	-	-
	Adjustment to tax valuation allowance [h]	-	-	-	-	-	-		-	(17)	(17)	-	-	-	-	-
												-				-
	Adjusted net income attributable to Magna International Inc.	583	551	514	571	2,219	663	590	535	542	2,330	531	509	438	433	1,911

	Diluted earnings (loss) per share	$ 1.51	$ 1.44	$ 1.38	$ 1.54	$ 5.87	$ 1.83	$ 1.77	$ 1.62	$ 1.37	$ 6.61	$ 3.39	1.42	(0.75)	$ 1.43	$ 5.59
	Exclude:
	Impairment charges [f]	-	-	-	0.22	0.22	-	-	-	0.22	0.21	-	-	1.80	-	1.76
	Restructuring charges	0.02	0.01	0.01	0.04	0.06	0.01	0.05	-	0.06	0.12	0.04	0.02	0.02	0.01	0.10
	Net (gains) losses on investments	-	-	-	(0.07)	(0.07)	-	(0.15)	-	-	(0.15)	(0.46)	0.17	0.35	(0.03)	0.02
	Gain on the sale of business	-	-	-	-	-	-	-	-	-	-	(1.34)	(0.02)	(0.01)	-	(1.42)
	Gain on formation of a new venture	-	-	-	(0.09)	(0.09)	-	-	-	-	-	-	-	-	-	-
	US tax reform	-	-	-	(0.06)	(0.06)	-	-	-	0.03	0.03	-	-	-	-	-
	Reassessment of deferred tax balances - FP&C [g]	-	-	-	-	-	-	-	(0.06)	-	(0.06)	-	-	-	-	-
	Adjustment to tax valuation allowance [h]	-	-	-	-	-	-	-	-	(0.05)	(0.05)	-	-	-	-	-

	Adjusted diluted earnings per share	$ 1.53	$ 1.45	$ 1.39	$ 1.58	$ 5.93	$ 1.84	$ 1.67	$ 1.56	$ 1.63	$ 6.71	$ 1.63	$ 1.59	$ 1.41	$ 1.41	$ 6.05

[f]	Impairment charges
	Impairment charges relating to its investment in Getrag (Jiangxi) Transmission Co., Ltd., include $127 million attributable to non-controlling interest.

[g]	Reassessment of deferred tax balances - FP&C
	Reassessment of deferred tax balances relating to timing differences that reversed on closing of the sale of the global Fluid Pressure & Controls ["FP&C"] business.

[h]	Adjustment to tax valuation allowance
	During the fourth quarter of 2018, the Company released $17 million of the tax valuation allowance in India.

Note 3:	SEGMENTED INFORMATION

		2017					2018					2019
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
	Body Exteriors & Structures Group
	Total sales	4,167	4,109	4,004	4,333	16,613	4,619	4,551	4,180	4,177	17,527	4,308	4,243	3,984	3,923	16,458
	Adjusted EBIT	349	337	306	354	1,346	343	388	326	356	1,413	363	341	306	289	1,299
	Adjusted EBIT as a percentage of total sales	8.4%	8.2%	7.6%	8.2%	8.1%	7.4%	8.5%	7.8%	8.5%	8.1%	8.4%	8.0%	7.7%	7.4%	7.9%

	Power & Vision
	Total sales	2,963	2,892	2,830	2,944	11,629	3,190	3,197	2,947	2,987	12,321	3,083	2,808	2,696	2,725	11,312
	Adjusted EBIT	328	266	267	322	1,183	359	299	259	254	1,171	216	201	167	163	747
	Adjusted EBIT as a percentage of total sales	11.1%	9.2%	9.4%	10.9%	10.2%	11.3%	9.4%	8.8%	8.5%	9.5%	7.0%	7.2%	6.2%	6.0%	6.6%

	Seating Systems
	Total sales	1,335	1,367	1,217	1,305	5,224	1,470	1,424	1,219	1,435	5,548	1,433	1,452	1,266	1,426	5,577
	Adjusted EBIT	116	117	95	106	434	130	117	69	110	426	94	83	56	79	312
	Adjusted EBIT as a percentage of total sales	8.7%	8.6%	7.8%	8.1%	8.3%	8.8%	8.2%	5.7%	7.7%	7.7%	6.6%	5.7%	4.4%	5.5%	5.6%

	Complete Vehicles
	Total sales	527	869	938	1,213	3,547	1,660	1,280	1,391	1,687	6,018	1,928	1,802	1,516	1,461	6,707
	Adjusted EBIT	6	15	17	28	66	19	1	24	24	68	28	43	29	44	144
	Adjusted EBIT as a percentage of total sales	1.1%	1.7%	1.8%	2.3%	1.9%	1.1%	0.1%	1.7%	1.4%	1.1%	1.5%	2.4%	1.9%	3.0%	2.1%

	Corporate and other
	Intercompany fees	(92)	(97)	(125)	(111)	(425)	(147)	(172)	(119)	(149)	(587)	(161)	(179)	(143)	(140)	(623)
	Adjusted EBIT	19	23	20	3	65	24	(2)	21	(14)	29	19	9	0	15	43

	Total
	Total sales	8,900	9,140	8,864	9,684	36,588	10,792	10,280	9,618	10,137	40,827	10,591	10,126	9,319	9,395	39,431
	Adjusted EBIT	818	758	705	813	3,094	875	803	699	730	3,107	720	677	558	590	2,545
	Adjusted EBIT as a percentage of total sales	9.2%	8.3%	8.0%	8.4%	8.5%	8.1%	7.8%	7.3%	7.2%	7.6%	6.8%	6.7%	6.0%	6.3%	6.5%

Note 4:	CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS

	A reconciliation of Cash and cash equivalents and Restricted cash equivalents (included in prepaid expenses) to Total cash, cash equivalents and restricted cash equivalents is as follows:

		2017					2018					2019
		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q		1st Q	2nd Q	3rd Q	4th Q

	Cash and cash equivalents	(831)	(666)	(783)	(726)		(769)	(626)	(884)	(684)		(925)	(563)	(769)	(1,276)
	Restricted cash equivalents included in prepaid expenses	(197)	(210)	(112)	(113)		(116)	(120)	(119)	(118)		(116)	(118)	(112)	(116)
	Total cash, cash equivalents and restricted cash equivalents	(1,028)	(876)	(895)	(839)		(885)	(746)	(1,003)	(802)		(1,041)	(681)	(881)	(1,392)